PETROLEUM DEVELOPMENT CORPORATION

103 East Main Street
Bridgeport, West Virginia 26330

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

June 10, 2005

To the Shareholders of
PETROLEUM DEVELOPMENT CORPORATION:

Notice is hereby given that the Annual Meeting of Shareholders of Petroleum Development Corporation (the "Company") will be held at the Benedum Civic Center, Main Street, Bridgeport, West Virginia 26330, on June 10, 2005 at 10:00 A.M., local time, for the following purposes, all as more fully described in the accompanying Proxy Statement:

(1) To elect two directors to serve three year terms or until their successors shall be elected and shall qualify.

(2) To ratify the selection of Independent Registered Public Accounting Firm for the Company for the fiscal year ending December 31, 2005.

(3) To approve the 2005 Non-Employee Director Restricted Stock Plan.

(4) Such other business as may properly come before the meeting or any adjournments thereof.

The Board of Directors has fixed the close of business on May 6, 2005 as the record date for the determination of Shareholders entitled to notice of and to vote at the Annual Meeting. The presence in person or by proxy of the holders of a majority of the outstanding shares of the Company's Common Stock entitled to vote is required to constitute a quorum.

EACH SHAREHOLDER IS CORDIALLY INVITED TO BE PRESENT AND TO VOTE AT THIS MEETING IN PERSON. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND ARE REQUESTED TO SIGN AND DATE THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTPAID ENVELOPE.

By Order of the Board of Directors,

Steven R. Williams
Chairman

Bridgeport, West Virginia
May 11, 2005

GENERAL INFORMATION 4
       Who May Vote 4
       How to Vote..4
       How Proxies Work..4
       Revoking a Proxy 4
       Quorum 4
       Votes Needed 4
       Attending in Person 5
       Conduct of the Meeting 5
       Contact Information 5

PROPOSAL #1 – ELECTION OF DIRECTORS 5
       Vote Required..6
       Nominees for a Three Year Term Expiring in 2008..6
       Continuing Directors with Terms Expiring in 2006 6
       Continuing Directors with Terms Expiring in 2007 7

BOARD COMMITTEES 7
       Nominating and Governance Committee..7
       Audit Committee..7
       Compensation Committee 8
       Qualified Legal Compliance Committee..8
       Executive Committee 8

CORPORATE GOVERNANCE 8
       Board of Directors...8
       Corporate Governance Guidelines 8
       Director Independence..9
       Term of Office...9
       Board Meetings and Attendance 9
       Executive Sessions 9
       Compensation Committee Interlocks and Insider Participation 9
       Indemnification of Directors and Officers..9
       Director Compensation..10
       Annual Meeting Attendance 10
       Director Qualifications and Selection 10
       Shareholder Recommendations...11
       Shareholder Nominations 11
       Communications with Directors..11
             Written communications...*12*
             Electronic communications *12*
       Code of Business Conduct and Ethics..12
       Additional Information 12

EXECUTIVE COMPENSATION..12
       Report of the Compensation Committee..12
             Role of the Compensation Committee *12*
             Compensation Philosophy..*12*
             Selection of Peer Group..*13*
             Elements of Executive Compensation *13*

Base Salaries	*13*
Annual Performance Bonuses	*13*
Long-Term Incentive Program	*14*
Executive Employment Agreements	*14*
Summary Compensation Table	15
Stock Options	16
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values	17
Employment and Other Agreements and Arrangements	17
Stock Option Plans	18
Key-Man Life Insurance	18
Employee 401(k) and Profit Sharing Plan	18
Shareholder Performance Graph	19
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	20
Section 16(a) Beneficial Ownership Reporting Compliance	21
PROPOSAL #2- RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	21
Vote Required	21
Report of the Audit Committee	21
KPMG Fees	22
Audit Fees	22
Audit Related Fees	22
Tax Fees	23
All Other Fees	23
Pre-Approval Policies and Procedures	23
PROPOSAL #3- APPROVAL OF THE 2005 NON-EMPLOYEE DIRECTOR RESTRICTED STOCK PLAN	23
Vote Required	23
Summary Description of the NDRSP	23
Administration	*24*
Eligibility	*24*
Stock Available for Issuance through the NDRSP	*24*
Description of Awards under the Plan	*24*
Nontransferability	*26*
Amendment and Termination of the NDRSP	*26*
Tax Treatment of the NDRSP	*26*
OTHER BUSINESS	26
Advance Notice Procedures	27
General	27
Shareholder Proposals for 2006 Annual Meeting	27
Exhibit A - CORPORATE GOVERNANCE GUIDELINES	1
Exhibit B - PETROLEUM DEVELOPMENT CORPORATION 2005 NON-EMPLOYEE DIRECTOR RESTRICTED STOCK PLAN	1

GENERAL INFORMATION

Who May Vote

Shareholders of Petroleum Development Corporation (PDC or the Company), as recorded in our stock register on May 6, 2005, may vote at the meeting. The outstanding voting securities of the Company as of March 31, 2005 consisted of 16,589,824 shares of $.01 par value common stock.

How to Vote

You may vote in person at the meeting or by proxy. We recommend you vote by proxy even if you plan to attend the meeting. You can always change your vote at the meeting.

How Proxies Work

Our Board of Directors is asking for your proxy. Giving us your proxy means you authorize us to vote your shares at the meeting in the manner you direct. You may vote for all, some, or none of our director candidates. You may also vote for or against the other proposals, or abstain from voting.

If your shares are held in your name, you can vote by completing, signing and dating your proxy card and returning it in the enclosed envelope.

If you give us your signed proxy but do not specify how to vote, we will vote your shares in favor of our director candidates; in favor of the ratification of the appointment of Independent Registered Public Accounting Firm; and in favor of the 2005 Non-Employee Director Restricted Stock Plan.

If you hold shares through someone else, such as a stockbroker, you will receive material from that firm asking how you want to vote. Check the voting form used by that firm to see what voting options you have available.

Revoking a Proxy

You may revoke your proxy before it is voted by:

- Submitting a new signed proxy with a later date;
- Notifying PDC's Secretary in writing before the meeting that you wish to revoke your proxy; or
- Appearing at the meeting, notifying the Inspectors of the Election that you wish to revoke your proxy, and voting in person at the meeting.

If you hold your shares through someone else, such as a stockbroker, you will need to follow the directions they give you to revoke a proxy or otherwise vote at the meeting.

Quorum

In order to carry on the business of the meeting, we must have a quorum. This means at least a majority of the outstanding shares eligible to vote must be represented at the meeting, either by proxy or in person. Treasury shares, which are shares owned by PDC itself, are not voted and do not count for this purpose.

Votes Needed

The director candidates who receive the most votes will be elected to fill the available seats on the Board. Approval of the other proposals requires the favorable vote of a majority of the votes cast. Only votes for or against a proposal count. Abstentions and broker non-votes count for quorum purposes but not for voting purposes. Broker non-votes occur when a broker returns a proxy but does not have authority to vote on a particular proposal.

Attending in Person

Only shareholders or their proxy holders and PDC's guests may attend the annual meeting. For safety and security reasons, no cameras, audio or video recording equipment, large bags, briefcases or packages will be permitted in the meeting. In addition, each shareholder and guest may be asked to present valid, government-issued picture identification, such as a driver's license, before being admitted to the meeting.

If your shares are held in the name of your broker, bank, or other nominee, you must bring to the meeting an account statement or letter from the nominee indicating that you beneficially owned the shares on May 6, 2005, the record date for voting. Shareholders who do not present proxies at the meeting will be admitted upon verification of ownership at the admissions counter.

Conduct of the Meeting

The Chairman has broad authority to conduct the annual meeting in an orderly and timely manner. This authority includes establishing rules for shareholders who wish to address the meeting. Copies of these rules will be available at the meeting. The Chairman may also exercise broad discretion in recognizing shareholders who wish to speak and in determining the extent of discussion on each item of business. In light of the need to conclude the meeting within a reasonable period of time, we cannot assure that every shareholder who wishes to speak on an item of business will be able to do so. The Chairman may also rely on applicable law regarding disruptions or disorderly conduct to ensure that the meeting is conducted in a manner that is fair to all shareholders.

Contact Information

If you have questions or need more information about the annual meeting, write to:

Corporate Secretary
Petroleum Development Corporation
P.O. Box 26
Bridgeport, WV 26330
or call us at (304) 842-3597.

For information about shares registered in your name call PDC at 1-800-624-3821. We also invite you to visit PDC's internet site at www.PETD.com. Internet site materials are not part of this proxy solicitation.

PROPOSAL #1 – ELECTION OF DIRECTORS

As of the date of this proxy statement, PDC's Board of Directors had 7 members divided into three classes. Directors are elected for three-year terms. The terms for members of each class end in successive years. Directors elected to fill vacancies hold office for a term expiring at the annual meeting when the term for their class expires.

The Board of Directors has nominated two directors, David C. Parke and Jeffrey C. Swoveland, whose terms expire in 2005 to stand for election to the board for a three-year term expiring in 2008. Mr. Swoveland has served on the Board since 1991 and currently serves as the Chairman of the Compensation Committee. Mr. Parke has served on the Board since 2003.

The proxy committee will vote your proxy for the election of the two nominees unless you withhold authority to vote for any one or more of them. If any director is unable to stand for election, the board may reduce its size or choose a substitute. Proxies cannot be voted for a greater number of persons than the number of nominees named.

Vote Required

The two nominees receiving the most votes will be elected to the Board.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL #1

Nominees for a Three Year Term Expiring in 2008

Name and Principal Occupation Past Five Years and Other Directorships	Age	Year First Elected Director
DAVID C. PARKE was elected Director by the Board of Directors in November 2003. Mr. Parke joined Mufson/Howe/Hunter & Company LLC, Philadelphia, Pennsylvania, an investment banking firm, as a founder and Director in October, 2003. From 1992-2003, Mr. Parke was director of the corporate finance department of Investec, Inc. and its predecessor Pennsylvania Merchant Group Ltd., investment banking companies. Prior to joining Pennsylvania Merchant Group, Mr. Parke served in the corporate finance departments of Wheat First Butcher & Singer, now part of Wachovia Securities, and Legg Mason, Inc.	38	2003
JEFFREY C. SWOVELAND has served as Chief Financial Officer of Body Media located in Pittsburgh, Pennsylvania, which develops body monitoring technologies, since September, 2000. Prior thereto, Mr. Swoveland was Vice President-Finance and Treasurer of Equitable Resources, Inc. since 1994.	50	1991

Continuing Directors with Terms Expiring in 2006

DONALD B. NESTOR is a Certified Public Accountant and a Partner in the CPA firm of Toothman Rice, P.L.L.C. and is in charge of the firm's Buckhannon, West Virginia office. Mr. Nestor has served in that capacity since 1975.	56	2000
KIMBERLY LUFF WAKIM is an attorney and Certified Public Accountant, and is a partner in the law firm of Thorp Reed & Armstrong, LLP, Pittsburgh, Pennsylvania. Ms. Wakim joined Thorp Reed & Armstrong LLP in 1990.	47	2003
STEVEN R. WILLIAMS was elected Chairman and Chief Executive Officer of PDC in January 2004. Mr. Williams served as President of PDC from 1983 until December 2004.	54	1983

Continuing Directors with Terms Expiring in 2007

VINCENT F. D'ANNUNZIO has served as president of Beverage Distributors, Inc. located in Clarksburg, West Virginia since 1985.	53	1989
THOMAS E. RILEY was appointed as President of PDC in December 2004. Prior to that Mr. Riley served PDC as Executive Vice President of Production, Natural Gas Marketing and Business Development since November 2003, and as Vice President Gas Marketing and Acquisitions of PDC since joining the Company in April 1996. Prior to joining PDC, Mr. Riley was president of Riley Natural Gas Company, a natural gas marketing company which PDC acquired in April 1996.	52	2004

BOARD COMMITTEES

The Company has five standing committees of the Board of Directors: the Nominating and Governance Committee, the Audit Committee, the Compensation Committee, the Qualified Legal Compliance Committee and the Executive Committee. Each Committee Charter referred to below is posted on the Company's website at www.petd.com under "Corporate Governance."

Nominating and Governance Committee

This Committee is comprised of Directors D'Annunzio (Chair), Wakim and Parke all of whom our Board has determined are independent of the Company under Rule 4200(a)(15) of the NASDAQ's listing standards. The Nominating and Governance Committee met four times in 2004. The purpose and functions performed by the Committee are to (1) assist the Board by identifying individuals qualified to become Board members and to recommend to the Board the director nominees for the next annual meeting of Shareholders or any vacancies; (2) recommend to the Board Corporate Governance Guidelines applicable to the Company; (3) lead the Board in its annual review of the Board's performance and (4) recommend to the Board director nominees for each committee. The Board has adopted a Charter for the Nominating and Governance Committee. The Charter has been posted on the Company's website.

Audit Committee

The Audit Committee is comprised of Directors Nestor (Chair), Swoveland and Wakim all of whom our Board has determined qualify as Audit Committee Financial Experts and are independent of the Company under Rule 4200(a)(15) of the NASDAQ listing standards. The Audit Committee met eight times in 2004.

The purpose of the Audit Committee is to (1) assist the Board in monitoring the integrity of the financial reporting process, systems of internal controls and financial statements and reports of the Company, and the compliance by the Company with legal and regulatory requirements; and (2) be directly responsible for the appointment, compensation and oversight of the Independent Registered Public Accounting Firm employed by the Company for the purpose of preparing or issuing an audit report or related work.

The functions performed by the Audit Committee include the selection of the Company's Independent Registered Public Accounting Firm, determining the compensation of the Independent Registered Public Accounting Firm, and overseeing their work; reviewing the scope of the audit to be conducted by the Independent Registered Public Accounting Firm and reviewing with the Company's Independent Registered Public Accounting Firm the results of audits performed by them; approving audit and non-audit services to be provided to the Company by the Independent Registered Public Accounting Firm; and overseeing and reviewing the Company's monthly and quarterly unaudited financial statements. These reviews include the adequacy of cash flow and the status of credit arrangements of the Company. In performing its responsibilities, the Audit Committee monitors the integrity of the Company's financial

reporting process and systems of internal controls regarding finance, accounting and legal compliance; monitors the independence of the Independent Registered Public Accounting Firm; and provides an avenue of communications among the Independent Registered Public Accounting Firm, management and the Board of Directors. The Board of Directors has adopted a Charter of the Audit Committee which is posted on the Company's website. The Board of Directors continues to assess the adequacy of the Charter and will revise it as necessary.

Compensation Committee

The Compensation Committee is comprised of Directors Swoveland (Chair), Nestor and Parke all of whom our Board has determined are independent of the Company under Rule 4200(a)(15) of the NASDAQ's listing standards. The Compensation Committee met eight times in 2004. The Board has adopted a Compensation Committee Charter which is posted on the Company's website.

The purpose and functions of this committee are to (1) oversee the development of a compensation strategy for the Company subject to approval by the Board, (2) oversee the administration of the Company's compensation programs, (3) evaluate the performance of and set compensation for the Chief Executive Officer, (4) review and approve the elements of compensation for other executive officers of the Company, (5) negotiate the terms of employment agreements with executive officers of the Company, (6) review the compensation of the Company's Directors and recommend changes in compensation levels to the Board of Directors, (7) recommend equity-based incentive programs necessary to implement the Company's compensation strategy, and (8) administer all equity-based incentive programs of the Company.

Qualified Legal Compliance Committee

The Qualified Legal Compliance Committee (QLCC) consists of Directors Wakim (Chair), D'Annunzio and Nestor. The purpose of the Committee is to assist the Board in receiving, considering, investigating, and responding to reports submitted under Section 307 of the Sarbanes-Oxley Act of 2002 ("SOX") alleging credible evidence of a material violation of federal or state securities laws, a material breach of a fiduciary duty arising under federal or state laws, or a similar violation of federal or state laws by the Company or any of its officers, directors, employees or agents (each such report, a "Section 307 Report"). The Board has adopted a charter for the QLCC which is posted on the Company's website.

Executive Committee

The Executive Committee is comprised of Directors Williams (Chair), D'Annunzio, Swoveland and Riley. The purpose and function of this committee is to exercise the powers and duties of the Board between Board meetings and while the Board is not in session, and to implement the policy decisions of the Board. The Board has adopted an Executive Committee Charter which is posted on the Company's website.

CORPORATE GOVERNANCE

Board of Directors

The Board of Directors and its committees perform a number of functions for PDC and its shareholders, including:

- Overseeing the management of the Company on your behalf;
- Reviewing PDC's long-term strategic plans;
- Exercising direct decision-making authority in key areas, such as approving capital budgets;
- Selecting the CEO and evaluating the CEO's performance; and
- Reviewing development and succession plans for PDC's top executives.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines that govern the structure and functioning of the

Board and set out the Board's policies on a number of governance issues. A current copy of our Corporate Governance Guidelines is included as Exhibit A to this proxy statement. The Guidelines are posted on the Corporate Governance section, listed under Investor Information, of our internet site at www.PETD.com. They are also available to any shareholder on request to the Secretary at the address given under "Contact Information" above.

Director Independence

Subject to some exceptions and transition provisions, the NASDAQ standards generally provide that a director will not be independent if (1) the director is, or at any time during the past three years was, employed by PDC; (2) the director is a family member of an individual who is, or at any time during the past three years was, an executive officer of PDC; (3) the director or a member of the director's immediate family has received payments of more than $60,000 during the current or any of the past three fiscal years from PDC other than for service as a director; (4) the director or a member of the director's immediate family is a current partner of KPMG LLP, our Independent Registered Public Accounting Firm, or during the past three years was a partner or employee of KPMG LLP; (5) the director or a member of the director's immediate family is employed as an executive officer of another entity where at any time during the past three years any of PDC's executive officers serves on the compensation committee of the other entity; or (6) the director or a member of the director's immediate family is a partner in, or a controlling person of, or an executive officer of any organization to which PDC made, or from which PDC received, payments for property or services in the current or any of the three past fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more.

The Board has reviewed business and charitable relationships between PDC and each non-employee director to determine compliance with the NASDAQ standards described above and to evaluate whether there are any other facts or circumstances that might impair a director's independence. Based on that review, our Board has determined that all our non-employee directors are independent.

Term of Office

PDC directors serve three year terms on the Board. The terms are staggered so that approximately one-third of the board stands for election each year.

Board Meetings and Attendance

The Board met eight times in 2004. Each of PDC's directors attended more than 75% percent of the aggregate Board and committee meetings during 2004.

Executive Sessions

PDC's non-employee directors held five executive sessions in 2004. Normally Ms. Wakim, the Lead Director, presides at executive sessions but the non-employee directors may, in the event of her absence, select another presiding director for a particular session.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee are Swoveland (Chair), Nestor and Parke. There are no relationships that would cause a Compensation Committee interlock as defined under applicable SEC regulations.

Indemnification of Directors and Officers

The Company's By-Laws provide that the Company shall indemnify any director, officer, employee, or other agent of the Company who is or was a party, or is threatened to be made a party, to any proceeding (other than an action by or in the right of the Company to procure a judgment in its favor) by reason of the fact that such person is or was an agent of the Company, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding, if that person acted in good faith and in a manner that person reasonably believed to be in the best interest of the Company, and in the case of a criminal proceeding, had no reasonable cause to believe the conduct of that person was unlawful.

The Company has entered into separate indemnification agreements with each of its directors and officers whereby the Company has agreed to indemnify the director or officer against all expenses, including attorneys' fees, and other amounts reasonably incurred by the officer or director in connection with any threatened, pending or completed civil, criminal, administrative or investigative action or proceeding to which such person is party by reason of the fact that he is or was a director or officer, as the case may be, of the Company, if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, the person had no reasonable cause to believe such conduct to be unlawful. The agreements provide for the advancement of expenses and that the Company has the right to purchase and maintain insurance on behalf of the director or officer against any liability or liabilities asserted against him, whether or not the Company would have the power to indemnify the person against such liability under any provision of the agreement. The Company has agreed to indemnify such person against expenses actually and reasonably incurred in connection with any action in which the person has been successful on the merits or otherwise. Indemnification must also be provided by the Company (unless ordered otherwise by a court) only as authorized in the specific case upon a determination that the indemnification of the person is appropriate because he has met the applicable standard of conduct described in the agreement made by (i) the Board of Directors, by a majority vote of a quorum consisting of directors who are not parties to such action or proceeding, (ii) by independent legal counsel in a written opinion or (iii) the Shareholders of the Company.

Director Compensation

Each non-employee director of the Company was paid an annual fee of $20,000 in 2004, $30,000 in 2003 and $20,000 in 2002. In 2003 and 2004 employee directors received no additional compensation for their service on the Board. In 2002 each employee director received an annual fee of $10,000. Non-employee directors will be paid an annual fee of $40,000 in 2005 and will receive restricted stock with a market value as determined by the Board. For 2005 the Board has determined to award each non-employee director restricted stock with a market value of $40,000 on the date of the Annual Meeting. These grants of restricted stock are subject to approval by the shareholders of the 2005 Non-Employee Director Restricted Stock Plan. Each non-employee committee chairperson will receive an additional retainer of $2,500 per year ($5,000 for the Audit Committee). Directors who do not chair a committee will receive no additional compensation for serving on that committee.

Annual Meeting Attendance

As specified in our Corporate Governance Guidelines, Directors are strongly encouraged to attend the annual meeting of shareholders. All directors attended last year's meeting.

Director Qualifications and Selection

The Board has adopted Director Nomination Procedures that prescribe the process the Nominating and Governance Committee will use to select the Company's nominees for election to the Board. The Nominating and Governance Committee evaluates candidates, whether or not recommended by Shareholders, based on the candidates' level and diversity of experience and knowledge (including generally and with specific application to the industry in which the Company operates and issues relevant to the Company), skills, education, reputation and integrity, professional stature and other factors that may be relevant depending on the particular candidate and the need, size and composition of the Board at a particular time, including the need to have a broad mixture of skills, experience and perspectives on the Board. Accordingly, one or more of these factors may be given more weight in a particular case at a particular time, no single factor would be viewed as determinative, and the Committee has not specified any minimum qualifications that the Committee believes must be met by any particular nominee. The Company's Director Nomination Procedures are posted on our website at www.petd.com under "Corporate

Governance" and are available free of charge on request to the Secretary at the address given under "Contact Information" on page 5.

The Committee identifies director candidates primarily through recommendations made by the non-employee directors. These recommendations are developed based on the directors' own knowledge and experience in a variety of fields, and research conducted by PDC staff at the Committee's direction. The Committee also considers recommendations made by the employee directors, shareholders, and others, including search firms. All recommendations, regardless of the source, are evaluated on the same basis against the criteria contained in the Guidelines. The Committee has the authority to engage consultants to help identify or evaluate potential director nominees but has not done so recently.

Shareholder Recommendations

The Company's Nominating and Governance Committee will consider director candidates recommended by Shareholders of the Company. Any Shareholder who wishes to recommend a prospective Board nominee for the Committee to consider should notify the Nominating and Governance Committee of their recommendation by writing to the committee at the Company's headquarters, or by sending the information via email to board@petd.com. All recommendations will be received by the Nominating and Governance Committee.

A submission recommending a candidate should include:

- Sufficient biographical information to allow the Committee to evaluate the candidate in light of the Guidelines;
- An indication as to whether the proposed candidate will meet the requirements for independence under the NASDAQ guidelines;
- Information concerning any relationships between the candidate and the shareholder recommending the candidate; and
- Material indicating the willingness of the candidate to serve if nominated and elected.

Shareholder Nominations

Shareholders who wish to may nominate candidates for election to the Board. The Company's By-Laws require Shareholders who wish to submit nominations of persons for election to the Board of Directors at the annual meeting of Shareholders to follow certain procedures. The Shareholder must give written notice to the Corporate Secretary at 103 East Main Street, Bridgeport, West Virginia 26330 or may email notice to board@petd.com, not later than 80 days nor earlier than 90 days prior to the first anniversary of the preceding year's annual meeting. The Shareholder must be a Shareholder of record at the time the notice is given. The written notice must set forth (a) as to each nominee all information relating to that person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to the Shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made (1) the name and address of the Shareholder, as they appear on the Company's books, and of such beneficial owner and (2) the class and number of shares of the Company's securities that are beneficially owned by such Shareholder and the beneficial owner; and (c) any material interest of such Shareholder and such beneficial owner in such nomination.

Communications with Directors

The Board has approved procedures for shareholders and other interested persons to send communications to individual directors or the non-employee directors as a group. Shareholders may communicate with the Board or any member of the Board or its committees regarding any matter by writing to or emailing the Board.

Written communications

Written correspondence should be addressed to a director or directors in care of the Secretary at the address given under "Contact Information" on page 5. All correspondence will be forwarded to the intended recipient. All mail sent to the Board without specified addressees will be received and reviewed by an independent director and forwarded to the appropriate Board member or committee.

Electronic communications

You may also send email to the non-employee directors at Board@petd.com, with the Director's name in the reference line. These communications will be forwarded directly to a designated non-employee director's electronic mailbox. Any electronic mail addressed to the Board of Directors of the Company without a designated recipient will also be reviewed by the designated independent director.

More information about our procedures for handling communications to non-employee directors is posted on our internet site at www.petd.com under "Corporate Governance."

Code of Business Conduct and Ethics

The Board maintains a Code of Business Conduct and Ethics (the "Code") that serves both as the code of ethics for the principal executive officer, principal financial officer, and principal accounting officer under SEC rules, and the code of business conduct and ethics for directors, officers, and employees under NASDAQ listing standards. The Code includes guidelines relating to the ethical handling of actual or potential conflicts of interest, compliance with laws, accurate financial reporting, and procedures for promoting compliance with, and reporting violations of, the Code. The Code applies to all directors, officers, and employees.

The Code is posted on our internet site and is available free of charge on request to the Secretary at the address given under "Contact Information" on page 5. The Nominating and Governance Committee reviews the Code annually and makes recommendations for any necessary changes to the Board. Any amendment of the Code will be promptly posted on our internet site.

Additional Information

The Corporate Governance section of our internet site contains additional information, including our Certificate of Incorporation and By-Laws; written charters for each Board committee; and Board policy statements.

EXECUTIVE COMPENSATION

Report of the Compensation Committee

Role of the Compensation Committee

The Compensation Committee of the Board of Directors consists of three independent directors who are not employees of the Company. Our Committee reviews the Company's executive compensation program and policies each year and determines the compensation of the executive officers. We also administer the Company's 401(k) Plan, all Employee Stock Option Plans, and the Company's Profit Sharing Plan.

Compensation Philosophy

The Company's overall policy regarding compensation of the Company's executive officers is to provide competitive salary levels and compensation incentives that (i) attract and retain individuals of outstanding ability in these key positions, (ii) recognize individual performance and the performance of the Company relative to the performance of other companies of comparable size, complexity and quality, and (iii) support both the short-term and long-term goals of the Company. We believe this approach closely links the compensation of the Company's executives to accomplishments of Company goals that coincide with Shareholder objectives.

In setting compensation we consider the anticipated tax treatment of the Company's executive compensation program. Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally limits the corporate tax deduction for compensation paid to executive officers named in the Summary Compensation Table to $1 million, unless certain conditions are met. The Company's policy is to qualify a portion of its executive compensation for deduction under Section 162(m) of the Code..

Selection of Peer Group

During 2004 we retained Towers Perrin, a compensation consulting group, to help us select a new peer group of companies to help us determine competitive levels of compensation for our executives. In selecting the group we considered the industry and activities of the Company, the extent and complexity of the operations managed by the Company including its partnership drilling operations, differences in compensation such as deferred compensation and retirement programs, and other factors. The final peer group consists of 13 companies of comparable size (median revenue of $220 million) as of the beginning of 2004 with comparable lines of business. The companies selected for the peer group were Berry Petroleum Company, Cabot Oil & Gas Corporation, Cimarex Energy Co., Clayton Williams Energy Inc., Encore Acquisition Company, KCS Energy Incorporated, Magnum Hunter Resources, Inc., Penn Virginia Corporation, Quicksilver Resources Inc., Range Resources Corporation, St. Mary Land & Exploration Company, Unit Corporation, and Whiting Petroleum Corporation. We used the compensation and performance data for this group of companies to help us establish competitive levels of compensation for the four executive officers of the Company.

We used comparative data from the peer group to develop a total compensation package that is competitive with the market for executives holding comparable positions. We used proxy information from our peer group as summarized by Towers Perrin to help us establish a competitive level of total compensation for the overall executive management group. We distributed cash and long-term incentive compensation among the executive officers in a fashion that recognizes the important contributions each member of the group makes to the Company. A similar process using information from a different independent consultant was used in 2003 to establish the Company's executive compensation at a level comparable to companies in an industry peer group. The Committee used that information to develop new employment contracts for executives that were effective beginning in 2004 as described in the "Employment and Other Agreements and Arrangements" below. We determined the 2004 long-term incentive compensation and adjusted the base salaries and bonus compensation for 2005 based in large part on competitive information from the Towers Perrin Report.

For 2003 the compensation of the CEO was determined by the terms of his previous employment agreement and the performance of the Company.

Elements of Executive Compensation

 The compensation program includes three elements that, taken together, constitute a flexible and balanced method of establishing total compensation for the Company's executive officers. These elements are (i) base salary, (ii) annual bonus plan awards, and (iii) long-term incentive awards, which consist of stock based grants from Shareholder-approved plans.

Base Salaries

The base salaries of the Messrs. Williams, Riley, Stearns and Stump were determined by their employment agreements. As CEO, Mr. Williams received a salary of $300,000 in 2004. Mr. Williams's salary was fixed by the terms of his employment agreement. The median salary of the CEOs in the peer group was $360,000.

Annual Performance Bonuses

The purpose of the annual bonus plan is to provide motivation toward and reward the accomplishment of corporate annual objectives and to provide a competitive compensation package that will attract, reward and retain individuals of the highest quality. As a pay-for-performance plan, cash bonus awards are paid based upon the achievement of corporate performance objectives. For 2004 the majority of the bonus compensation was based on an after tax net income target of $21.6 million which the company exceeded. The balance of the bonus was based on our assessment of the performance of the executives.

Each of the executive officers, Messrs. Williams, Riley, Stearns and Stump earned the maximum annual performance bonus in accordance with the terms of their employment agreements based on the Company's performance. During 2004, the CEO, Mr. Williams, earned a bonus of $300,000. The median for the peer group was $248,000. Messrs. Riley, Stearns and Stump earned an annual performance bonus based upon the Company's performance as established by their contracts.

Long-Term Incentive Program

The long-term incentive program is used to focus management attention on Company performance over a period of time longer than one year in recognition of the long-term horizons for return on investments and strategic decisions in the energy industry. The program is designed to motivate management to assist the Company in achieving a high level of long-term performance and serves to link this portion of executive compensation to long-term Shareholder value. Pursuant to the long-term incentive program, the Compensation Committee may award stock based compensation to executive officers on an annual basis. In December of 2004 we awarded each of the executive officers restricted stock and stock options. These awards vest in equal amounts over a four year period on the anniversary of the date of grant. Mr. Williams was granted 8,130 restricted shares and options to purchase 5,870 shares of common stock at the market price on the date of grant ($37.15 per share). Based on a Black-Scholes analysis the fair market value of the options was $16.75. The total market value of the long-term grant made to Mr. Williams was $400,000, compared to $499,000 for the median of the peer group.

Executive Employment Agreements

During 2002 and 2003, the Compensation Committee commissioned peer group compensation studies from a nationally recognized executive compensation consultant, retained the services of an attorney specializing in executive compensation agreements, and reviewed survey information to help it structure agreement terms for new compensation agreements effective in 2004 consistent with the compensation goals of the Company.

Although the compensation consultants' report found that the Company has consistently performed at or above the 75th percentile for many performance measures compared to the selected peer group, the Compensation Committee settled on the average of the group salary and bonus compensation to use as its guidelines. Some of the key provisions of Mr. Williams' agreement effective January 1, 2004 include an initial salary level of $300,000 per year, and a maximum bonus amount equal to the salary. In addition, 75% of the bonus in 2004 was based on performance goals established by the Compensation Committee before the beginning of the contract year, with up to 25% of the maximum bonus amount to be awarded at the end of the contract year at the discretion of the Compensation Committee.

The Compensation Committee also established employment agreements effective January 1, 2004 with the Company's other three executive officers, Thomas E. Riley, Eric R. Stearns and Darwin L. Stump. The agreements provide for an annual salary and fixed maximum performance bonus with performance goals similar to that of Mr. Williams' agreement.

Under the terms of the agreements, adjustments to salary, maximum bonus amounts and other factors may be made annually by the Compensation Committee at its sole discretion. For 2005 the committee has increased Mr. Williams Base Salary to $318,000 and his maximum bonus for the year to $413,400.

Respectfully,

THE COMPENSATION COMMITTEE

Jeffrey C. Swoveland, Chair
Donald B. Nestor
David C. Parke

Summary Compensation Table

The following table sets forth in summary form the compensation received during each of the Company's last three fiscal years by the Chief Executive Officer and by each other executive officer of the Company whose salary and bonus exceeded $100,000 in 2004 (the "Named Executives").

				Annual Compensation		Long Term Compensation		
Name and Principal Position	Year	Salary($)	Bonus (1)(2)($)	Other Annual Compen- sation($)(3)	Restricted Stock Awards ($)(4)	Securities underlying Options (#)(5)	All Other Compen- sation($)(6)
Steven R. Williams	2004	300,000	300,000	37,567	302,030	5,870	135,834
Chief Executive Officer	2003	166,485	1,312,385	6,241	-	-	101,726
and Director	2002	160,125	672,582	22,777	-	-	100,167
Thomas E. Riley	2004	240,000	140,000	5,624	200,239	3,890	100,834
President and Director	2003	153,400(7)	121,370	1,565	-	-	21,726
Eric R. Stearns	2004	220,000	140,000	9,678	188,796	3,670	97,834
Executive Vice President	2003	132,567(7)	121,370	1,084	-	-	20,726
Darwin L. Stump	2004	200,000	140,000	12,773	177,577	3,450	97,834
Chief Financial Officer and Treasurer	2003	112,733(7)	121,370	1,074	-	-	12,777

(1)   Includes bonuses earned in the reported fiscal year and paid in the following fiscal year.

(2)   In 1994, the Board of Directors approved a deferred compensation arrangement for certain Executives. See "Employment and Other Agreements and Arrangements." Under the arrangements, each Named Executive could choose to defer any portion of his bonus compensation until retirement or separation from the Company or termination of the plan by the Company. Included is deferred bonus Mr. Williams voluntarily deferred of $30,000 in 2002. In 2002, $30,000 of the deferred bonus compensation of Mr. Williams was utilized to pay the premiums of split-dollar life insurance policies. The Company terminated the deferred compensation plans during the first quarter of 2003 and distributed the amounts previously deferred. The split-dollar policies have been terminated.

(3)   Amounts disclosed in this column consist of use of a company vehicle, life insurance, disability insurance, and medical reimbursement as provided for in the Named Executive's employment contract. Mr. Williams received a director's fee in the amount of $10,000 in 2002 which is also included.

(4)   Amounts disclosed in this column consist of the value of restricted stock awards based upon the closing price of our common stock on the date of grant which was $37.15 on December 13, 2004. During 2004 the number of shares awarded to Messrs. Williams, Riley, Stearns and Stump amounted to 8,130, 5,390, 5,080 and 4,780 shares, respectively. These shares vest in four equal installments on the first, second, third and fourth anniversaries of the grant date.

(5)   Amounts in this column represent the number of options granted on December 13, 2004 to the named individuals. The fair value of these options at date of grant was $16.75 using the Black-Scholes option pricing model with an exercise price of $37.15. These options vest in four equal installments on the first, second, third and fourth anniversaries of the grant date.

(6)   This amount includes contributions made by the Company under the Company's Employee Profit Sharing Plan and 401(k) plan. In 2004, 2003 and 2002 the Company contributed $300,000, $250,000 and $200,000, respectively, to the Employee Profit Sharing Plan. Of the contributions for 2004, Messrs. Williams, Riley, Stearns and Stump were each credited $9,834. Of the contributions for 2003, Messrs., Williams, Riley and Stearns were each credited $9,726 and Mr. Stump was credited $8,634. Of the contributions for 2002, Mr. Williams was credited $8,167. The Company provided a matching of 401(k) contribution based upon all employees respective contributions. The total Company matching contributions were $382,700, $305,515 and $288,000 in 2004, 2003 and 2002. For 2004, Messrs. Williams and Riley were each credited with matching contributions of $16,000, Messrs. Stearns and Stump were credited with matching contributions of $13,000. For 2003, Messrs. Williams and Riley were each credited with matching contributions of $12,000, Messrs. Stearns and Stump were credited with matching contributions of $11,000 and $4,143, respectively. For 2002, Mr. Williams was credited with matching contributions of $12,000. This amount also includes retirement compensation for the named individuals which provides for an amount per year worked under their employment agreements for 10 years following their termination of service. The total amounts earned during 2004 to be paid over the ten-year period following such individuals' termination amounted to $110,000 for Mr. Williams, and $75,000 for Messrs. Riley, Stearns and Stump. For 2003 and 2002 such amount was $80,000 per year for Mr. Williams. These agreements provide for retirement compensation equal to $11,000 per year for each year worked under such contract for 10 years following the date of the termination of service for Mr. Williams and $7,500 per year for Messrs. Riley, Stearns and Stump.

(7)   This amount includes compensation for Messrs. Riley, Stearns and Stump earned during 2003 while each was an officer of the Company prior to becoming an Executive Officer in November 2003.

Stock Options

The following table contains information about stock options granted in 2004 to the named executive officers.

Option Grants in 2004
Individual Grants

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)(1)	Expiration Date	Grant Date Present ($) Value(2)
Steven R. Williams	5,870	34.8%	37.15	12/13/14	98,323
Thomas E. Riley	3,890	23.1%	37.15	12/13/14	65,158
Eric R. Stearns	3,670	21.7%	37.15	12/13/14	61,473
Darwin L. Stump	3,450	20.4%	37.15	12/13/14	57,788

(1) The exercise price of each option is equal to the closing price of our common stock on the date of the grant. The options granted in 2004 become exercisable in four equal installments on the first, second, third and fourth anniversaries of the grant date.

(2) The estimated present value at grant date of each option granted during 2004 has been calculated to be $16.75 for options with an exercise price of $37.15 using the Black-Scholes option pricing model. The valuation is based upon the following assumptions.

Dividend yield	0%
Expected volatility	39.71%
Risk-free interest rate	4.06%
Expected option life (in years)	7.0

The approach used in developing the assumptions upon which the Black-Scholes valuation was calculated is consistent with the requirements of Statement of Financial Accounting Standars No. 123. "Accounting for Stock-Based Compensation." The actual value of the options may be significantly different, the value actually realized, if any, will depend upon the excess of the market value of the common stock over the option exercise price at the time of exercise.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table provides certain information with respect to options exercised during 2004 by the persons named in the Summary Compensation Table under the Company's stock option plans. The table also represents information as to the number of options outstanding as of December 31, 2004 with respect to options granted pursuant to the Company's employee stock compensation plans, as well as options granted during 2004 under those plans.

	Number of Shares Exercised	Value Realized ($)*	Number of Unexercised Options at Year-end		Value of Unexercised In-The-Money Options at Year-End(1)($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable*
Steven R. Williams	178,000	4,294,790	-	5,870	-	8,335
Thomas E. Riley	114,000	4,599,250	-	3,890	-	5,524
Eric R. Stearns	114,000	4,270,930	-	3,670	-	5,211
Darwin L. Stump	114,000	3,134,510	-	3,450	-	4,899

*Market value of the underlying securities at exercise or year-end, as applicable, minus the exercise price.

(1) On December 31, 2004, the closing sales price of the Common Stock was $38.57 per share.

Employment and Other Agreements and Arrangements

The Company entered into employment agreements with Messrs. Williams, Riley, Stearns and Stump effective January 1, 2004. The initial term of the agreements is for two years and they are automatically extended for an additional 12 months beginning on the first anniversary of the effective date and on each successive anniversary unless either party cancels. The employment agreements provided for a base annual salary for Mr. Williams, Mr. Riley, Mr. Stearns and Mr. Stump in the amounts of $300,000, $240,000, $220,000 and $200,000, respectively for 2004. For 2005 the Compensation Committee established Base Salaries for Mr. Williams, Mr. Riley, Mr. Stearns and Mr. Stump in the amounts of $318,000, $252,000, $231,000 and $210,000, respectively. Each employment agreement provides for an annual performance bonus, based upon a combination of written objective criteria approved by the Compensation Committee, determined prior to the beginning of each calendar year and upon the discretion of the Compensation Committee. The maximum amounts of the entire annual performance bonus were $300,000 for Mr. Williams and $140,000 for Messrs. Riley, Stearns and Stump in 2004. Each of the executives earned the maximum bonus in 2004. For 2005 the Compensation Committee has set maximum annual performance amounts for Mr. Williams, Mr. Riley, Mr. Stearns and Mr. Stump of $413,400, $201,600, $184,800 and $168,000, respectively. These agreements provide for retirement compensation equal to $11,000 per year for each year worked under such contract for 10 years following the date of the termination of service for Mr. Williams and $7,500 per year for Messrs. Riley, Stearns and Stump.

In the event of a change in control of the Company, each Named Executive has the right to elect to terminate his employment under his employment agreement and receive severance compensation equal to three times the sum of 1) his highest base salary in the previous two years of employment plus 2) highest bonus paid to the named Executive during the same two year period.

Each employment agreement contains a standard non-disclosure covenant. Each employment agreement also provides that the Named Executive is prohibited during the term of his employment and for a period of one year following his termination from engaging in any business that is competitive with the Company's oil and gas drilling business.

The Company has entered into stock redemption agreements with Messrs. Williams, Riley, Stearns and Stump. The agreements require the Company to maintain life insurance policies on each of them in the amount of $1 million. At the election of the Named Executive's estate or heirs made within one year of such person's death, the Company must utilize the proceeds from such insurance policies to purchase from his estate or heirs all or a portion of his shares of the Company's Common Stock owned by him, including shares subject to outstanding stock options or warrants owned by such Named Executive at the time of his death, up to an aggregate sale price of $1 million. The purchase price for such shares of Common Stock will be based upon the closing market price for the Company's Common Stock as quoted by Nasdaq of the stock day next preceding the written demand upon the corporation to purchase such shares. The Company is not required to purchase any shares in excess of the amount provided by such insurance policies.

Stock Option Plans

Under the Company's incentive stock option plans, options to purchase shares of Common Stock of the Company may be granted to certain officers and key employees of the Company, which options are intended to qualify as incentive stock options under the provisions of the Internal Revenue Code. The options may be exercised six months after the date of grant. Options will expire ten years from the date of grant if not exercised. A dissolution or liquidation of the Company or a merger or consolidation in which the Company is not the surviving corporation will cause each outstanding option to terminate, provided that each optionee, in such event, will have the right immediately prior to said dissolution or liquidation or merger or consolidation to exercise his option in whole or in part without regard to any installment vesting provisions with respect to such options.

As approved by the shareholders at the annual meeting in 2004, the Company has a Long-Term Equity Compensation Plan which allows for the awarding of Non-qualified stock options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Performance shares and Performance units. The number of shares allocated to this plan is 750,000 shares. During 2004, a total of 23,380 shares of restricted stock and 16,880 options were granted to the executives named previously. As of March 31, 2005, 709,740 shares remain in the plan, for future grants.

The following table shows at December 31, 2004, the number of outstanding options and the weighted average exercise price of those options outstanding under stock option plans approved by the shareholders.

Equity Compensation Plan Information
December 31, 2004

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	76,880	$11.64	709,740
Equity compensation plans not approved by security holders	-	-	-
Total	76,880	$11.64	709,740

Key-Man Life Insurance

The Company maintains key-man life insurance policies on the life of Mr. Williams in the amount of $4.0 million, and in the amount of $1.0 million for Messrs. Riley, Stearns and Stump. The Company is the beneficiary of each policy.

Employee 401(k) and Profit Sharing Plan

In 1987, the Company established a retirement plan qualified under Section 401(k) of the Internal Revenue Code. The plan is funded by employee contributions and a company matching contribution. Administrative

costs of the plan are borne by the Company. The employees choose from eight investment programs and, therefore, the amount of an individual's plan assets depends on the amount of their contributions and the performance by their chosen investments.

In 1992, the Company began a Profit Sharing Retirement plan to supplement the 401(k) Plan. Contributions are dependent on corporate profitability and are at the discretion of the Board of Directors of the Company. The Company filed and qualified the plan with the Internal Revenue Service.

Shareholder Performance Graph

The following graph illustrates the cumulative total return on the Company's common stock over a five year period ended December 31, 2004, compared to the cumulative total returns for the same period for the S&P 500 Index and a peer group index. The peer group index consists of 226 Crude Petroleum and Natural Gas Companies. The cumulative total Shareholder return computations assume the investment of $100 in Company common stock, the S&P 500 Index and the peer group index. The table includes the cumulative Shareholder return assuming the reinvestment of dividends.


COMPARE 5-YEAR CUMULATIVE TOTAL RETURN
AMONG PETROLEUM DEVELOPMENT CORP.,
S&P 500 INDEX AND SIC CODE INDEX
DOLLARS
PETROLEUM DEVELOPMENT CORP.
SIC CODE INDEX
S&P 500 INDEX
ASSUMES $100 INVESTED ON JAN.01, 2000
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC.31, 2004

	----------------------- FISCAL YEAR ENDING --------------------					
Company/Index/Market	12/31/1999	12/29/2000	12/31/2001	12/31/2002	12/31/2003	12/31/2004
Petroleum Dev Cp	100.00	172.14	161.84	139.02	621.64	1011.67
Crude Petroleum & Natural Gas	100.00	127.04	116.56	124.27	199.58	253.54
S&P Composite	100.00	90.89	80.09	62.39	80.29	89.02

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding ownership of the Company's Common Stock as of March 31, 2005 by (a) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (b) each director of the Company; (c) each Named Executive; (d) all directors and executive officers as a group

Name and Address	Beneficial Ownership (1) Number	Percent
Barclays Global Investors, NA 45 Fremont Street San Francisco, CA 94105	2,197,003(2)	13.2%
Fidelity Management 82 Devonshire Street Boston, MA 02109	1,536,000(3)	9.3%
Steven R. Williams 103 East Main Street Bridgeport, WV 26330	402,156	2.5%
Thomas E. Riley 103 E. Main Street Bridgeport, WV 26330	93,197	*
Eric R. Stearns 103 E. Main Street Bridgeport, WV 26330	50,000	*
Darwin L. Stump 103 E. Main Street Bridgeport, WV 26330	20,450	*
Vincent F. D'Annunzio	15,838	*
Jeffrey C. Swoveland	12,342	*
Donald B. Nestor	1,143	*
Kimberly Luff Wakim	1,300	*
David C. Parke	852	*
All directors and executive officers as a group (9 persons)	624,658	3.8%

* Less than 1%

(1) Includes shares over which the person currently holds or shares voting or investment power. Unless otherwise indicated in the footnotes to this table, the persons named in this table have sole voting and investment power with respect to the shares beneficially owned.

(2) According to the Schedule 13G filed by Barclay Global Investors, NA with the Securities and Exchange Commission on February 14, 2005.

(3) According to the Schedule 13G filed by Fidelity Management with the Securities and Exchange Commission on February 14, 2005.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than 10% of a Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and holders of more than 10% of the Common Stock are required by regulations promulgated by the Commission pursuant to the Exchange Act to furnish the Company with copies of all Section 16(a) forms they file. The Company assists officers and directors, and will assist beneficial owners, if any, of more than 10% of the Common Stock, in complying with the reporting requirements of Section 16(a) of the Exchange Act.

Based solely on its review of the copies of such forms received by it, the Company believes that since January 1, 2004, all Section 16(a) filing requirements applicable to its directors, officers and greater than 10% beneficial owners were met.

PROPOSAL #2- RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

At the Meeting, the Shareholders of the Company will be asked to ratify the Audit Committee's selection of KPMG LLP as the Company's certified public accountants for the fiscal year ended December 31, 2005. KPMG LLP conducted the audit for the fiscal year ended December 31, 2004. A representative of KPMG LLP will be present at the Meeting, will have an opportunity to make statements if he so desires, and will be available to respond to appropriate questions.

Vote Required

The affirmative vote of a majority of the shares of Common Stock cast at the Annual Meeting represented in person or by proxy and entitled to vote at the Annual Meeting is required for approval.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL #2

Report of the Audit Committee

The Audit Committee of the Board is composed of three directors and operates under a written charter adopted by the Board of Directors. Each member of the committee meets the independence requirements of Rule 4200(a)(15) of the NASDAQ's listing standards. The duties of the Committee are summarized in this proxy statement under "Committees of the Board of Directors" and are more fully described in the charter, which is available at the Company's website under "Corporate Governance".

Management is responsible for the Company's internal controls and preparation of the consolidated financial statements in accordance with generally accepted accounting principles. The Company's Independent Registered Public Accounting Firm is responsible for performing an independent audit of consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon. The Committee's responsibilities include monitoring and overseeing these processes.

In this context, the Committee reviewed and discussed the Company's audited consolidated financial statements for the year ended December 31, 2004 (the "Audited Financial Statements") with management and the Company's Independent Registered Public Accounting Firm for 2004, KPMG LLP. The Committee also provided oversight and met numerous times with management and KPMG LLP for the planning and implementation of the Company's compliance with the provision of the Sabanes Oxley Act of 2002 regarding the Company's internal controls. The Committee also discussed with KPMG LLP the matters required to be discussed by Statement of Auditing Standards No. 61, as amended (*Communication with Audit Committees*), and KPMG LLP directly provided reports on significant matters to the Committee.

The Committee has received the written disclosures and the letter from KPMG LLP required by Independence Standards Board Standard No. 1 (*Independence Discussion with Audit Committees*), and has discussed with KPMG LLP its independence from the Company. The Committee also considered whether the provision of non-audit services by KPMG LLP was compatible with maintaining the Independent Registered Public Accounting Firm's independence and approved all non-audit services in advance.

The Committee has discussed with management and KPMG LLP such other matters and received such assurances from them as the Committee deemed appropriate.

Based on the foregoing review and discussions and relying thereon, the Committee recommended that the Board of Directors include the Audited Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2004.

In addition, the Committee appointed KPMG LLP as the Company's Independent Registered Public Accounting Firm for 2005. This appointment is subject to ratification by the Company's Shareholders.

THE AUDIT COMMITTEE

Donald B. Nestor, Chair
Jeffrey C. Swoveland
Kimberly Luff Wakim

KPMG Fees

The following table presents the aggregate fees billed to the Company by KPMG LLP (KPMG) for services in 2004 and 2003:

	2004	2003
Audit Fees	$ 708,524	$115,880
Audit Related Fees	309,127	284,188
Total Audit and Audit Related Fees	$1,017,651	$400,068
Tax Fees	4,000	4,175
All Other Fees	0	0
Total Fees	$1,021,651	$404,243

Audit Fees

The aggregate audit fees billed for professional services rendered by KPMG LLP for the audit of our annual financial statements and the audit of the Company's internal controls over financial reporting for the fiscal years ended December 31, 2004 and 2003, including reviews of the condensed financial statements included in our quarterly reports on Form 10-Q for the fiscal years ended December 31, 2004 and 2003, were $708,524 and $115,880. For the year ended December 31, 2004, $591,800 of the above amount paid to KPMG was for the report on management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as required by the Sarbanes Oxley Act of 2002.

Audit Related Fees

The aggregate of audit related fees relating to registration statements filed with the Securities and Exchange Commission amounted to $24,900 during the year ended December 31, 2004 and $25,040 for the year ended December 31, 2003. Also included as audit related fees are the annual audits on the financial statements for the fiscal years ended December 31, 2004 and 2003 of sixty-two and fifty-eight limited partnerships, respectively, for which the Company acts as managing general partner. The aggregate billing for those professional services was $284,227 for the year ended December 31, 2004 and $259,148 for the year ended December 31, 2003.

Tax Fees

Tax Fees include tax services for the fiscal year ended December 31, 2004 and 2003 provided for the four partnerships formed in such year for which the Company acts as managing general partner, in the amounts of $4,000 and $4,175, respectively.

All Other Fees

None.

Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 requires that all services provided to the Company by its Independent Registered Public Accounting Firm be subject to pre-approval by the Audit Committee or authorized members of the Committee. The Audit Committee has adopted policies and procedures for pre-approval of all audit services and non-audit services to be provided by the Company's Independent Registered Public Accounting Firm. Services necessary to conduct the annual audit must be pre-approved by the Audit Committee annually at a meeting. Permissible non-audit services to be performed by the independent accountant may also be approved on an annual basis by the Audit Committee if they are of a recurring nature. Permissible non-audit services to be conducted by the independent accountant which are not eligible for annual pre-approval must be pre-approved individually by the full Audit Committee or by an authorized Audit Committee member. Actual fees incurred for all services performed by the independent accountant will be reported to the Audit Committee after the services are fully performed. The duties of the Committee are summarized in this Proxy Statement under "Committees of the Board of Directors," above and are more fully described in the Audit Committee Charter, which is available at the Company's website under Corporate Governance.

PROPOSAL #3- APPROVAL OF THE 2005 NON-EMPLOYEE DIRECTOR RESTRICTED STOCK PLAN

The Board of Directors of the Company plays a key role in setting the direction of the Company and representing the shareholders' interests. Recent changes in rules and regulations governing public corporations and in the general business environment have greatly increased the time and effort required of all directors of publicly traded companies, including the Company's non-employee Directors. The Board of Directors believes that it is necessary to (i) compensate its non-employee Directors in a manner that will help attract qualified candidates to serve as non-employee Directors, and (ii) induce incumbent non-employee Directors to continue to serve if the Board of Directors desires that they remain on the Board. At the same time, the Board of Directors desires to provide a vehicle by which non-employee Directors can increase their stock ownership and proprietary interest in the Company and enhance their identification with the Company shareholders.

In order to accomplish these objectives, the Board of Directors has adopted the Petroleum Development Corporation 2005 Non-Employee Director Restricted Stock Plan (the "NDRSP") to provide the Company's non-employee Directors with awards of shares of Common Stock, subject to the restrictions and other provisions of the NDRSP ("Restricted Stock"). The NDRSP is being presented to the shareholders for your approval as required by listing standards of the NASDAQ Stock Market.

Vote Required

The affirmative vote of a majority of the shares of Common Stock cast at the Annual Meeting represented in person or by proxy and entitled to vote at the Annual Meeting is required for approval of the NDRSP.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL #3

Summary Description of the NDRSP

The following summary of the terms of the NDRSP is qualified in its entirety by reference to the text of the plan, which is attached as Exhibit B to this Proxy Statement. The NDRSP was adopted by the Board of Directors effective as of April 27, 2005, subject to your approval.

Administration

The NDRSP is administered by the Compensation Committee of the Board of Directors or such other committee of Directors as may be designated by the Board (the "Committee").

Eligibility

Only Directors who are not employees of the Company or its subsidiaries are eligible to participate in the NDRSP. Currently five Directors of the Company are eligible to participate. However, because the size of the Board could change or other non-employee Directors could be elected, the total number of persons who will be eligible to participate in the future and the respective benefits to be accorded to them cannot be determined at this time.

Stock Available for Issuance through the NDRSP

Up to 40,000 shares of the Company's common stock, par value $0.01 per share, are authorized for issuance through the NDRSP. Shares issued under the NDRSP may be either authorized but unissued shares, previously issued shares of stock reacquired by the Company, including shares purchased in the open market, or any combination thereof. On April 27, 2005, the closing price for a share of the Company's common stock on the NASDAQ National Market was $26.57.

The NDRSP provides for appropriate adjustments in the number of shares of common stock subject to awards and available for future awards in the event of changes in outstanding common stock by reason of a recapitalization, reorganization, merger, stock split, or certain other events.

Description of Awards under the Plan

As of the date of each annual meeting of shareholders ("Annual Meeting"), commencing with the 2005 Annual Meeting, each non-employee Director will be awarded that number of shares of Restricted Stock as determined by the Board, after consideration of the recommendations of the Committee. A non-employee Director who is elected to the Board on a date other than the date of an Annual Meeting shall be awarded that number of shares of Restricted Stock as determined by the Board, after consideration of the recommendations of the Committee. The amount of the award for the upcoming plan year will be disclosed in the Company's proxy statement for the Company's annual meeting of shareholders. For 2005, the Board has determined to award each non-employee director restricted stock with a market value of $40,000 on the date of the annual meeting. Non-employee Directors receiving Restricted Stock will have, subject to the provisions of NDRSP, all of the rights of a shareholder with respect to the shares of Restricted Stock including the right to vote the shares and receive cash dividends and other cash distributions thereon.

Restricted Stock shall be subject to the restrictions for a period (the "Restricted Period") commencing on the date as of which the Restricted Stock is awarded and ending on the earliest of the first to occur of the following

- the retirement of the non-employee Director from the Board in compliance with the Board's retirement policy as then in effect;

- the termination of the non-employee Director's service on the Board as a result of the non-employee Director's not being nominated for reelection by the Board.

- the termination of the non-employee Director's service on the Board because of the non-employee Director's resignation or failure to stand for reelection with the consent of the Board (which means approval by at least 80% of the directors voting, with the affected non-employee Director abstaining);

- the termination of the non-employee Director's service on the Board because the non-employee Director, although nominated for reelection by the Board, is not reelected by the shareholders;

- the termination of the non-employee Director's service on the Board because of (i) the non-employee Director's resignation at the request of the Nominating and Governance Committee of the Board, (ii) the non-employee Director's removal by action of the shareholders or by the Board, or (iii) a Change in Control of the Company;

- the termination of the non-employee Director's service on the Board because of disability or death. "Disability" will have the meaning ascribed to such term in the Company's governing long-term disability plan, or if no such plan exists, at the discretion of the Committee.

"Change in Control" of the Company is deemed to have occurred as of the first day that any one or more of the following conditions shall have been satisfied:

- the "Beneficial Ownership" of securities representing more than thirty-three percent (33%) of the combined voting power of the Company is acquired by any "person" as defined in Section 13(d) and 14(d) of the Securities Exchange Act of 1934 (other than the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or any corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company); or

- the shareholders of the Company approve a definitive agreement to merge or consolidate the Company with or into another corporation or to sell or otherwise dispose of all or substantially all of its assets, or adopt a plan of liquidation; or

- during any period of three consecutive years, individuals who at the beginning of such period were members of the Board cease for any reason to constitute at least a majority thereof (unless the election, or the nomination for election by the Company's shareholders, of each new director was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of such period or whose election or nomination was previously so approved).

If a non-employee Director ceases to be a member of the Board for any other reason, including but not limited to removal or resignation for "Cause," the non-employee Director will forfeit to the Company all Restricted Stock awarded to the non-employee Director for which the Restricted Period has not ended. For purposes of the NDRSP, "Cause" will be a good faith determination by the Board that the non-employee Director (i) failed to substantially perform his or her duties (other than a failure resulting from his or her incapacity due to physical or mental illness) after a written demand for substantial performance has been delivered to the non-Employee Director by the Board, which demand specifically identifies the manner in which the Board believes he or she has not substantially performed his her duties; (ii) has engaged in conduct the consequences of which are materially adverse to the Company, monetarily or otherwise; or (iii) has pleaded guilty to or been convicted of a felony. The non-employee Director will not be deemed to have been terminated for Cause unless there shall have been delivered to the non-employee Director a letter setting forth the reasons for the Company's termination of the non-employee Director for Cause and the Director has failed to cure that reason for termination within thirty days after the receipt of the notice.

Following satisfaction of the Restricted Period, the Restricted Stock will be released to the non-employee Director, free and clear of all restrictions and other provisions of the NDRSP. The non-employee Director will continue to be subject to the restrictions imposed by the federal securities laws, including the ownership reporting requirements of § 16(a) under the Securities Exchange Act and the short-swing profits prohibitions of § 16(b) of the Securities Exchange Act.

Any additional Company stock or other securities or property (other than cash) that may be issued with respect to Restricted Stock as a result of any stock dividend, stock split, business combination or other event, will be subject to the restrictions and other provisions of the NDRSP. The Company will have the right to withhold from any settlement of stock made under the NDRSP any federal, state, or local taxes of any kind subsequently required by law to be withheld or paid by the Company on behalf of a non-employee Director with respect to the settlement. In the event any such taxes are imposed, the subject non-employee Director will be required to make arrangements satisfactory to the Company for the satisfaction of any such withholding tax obligation. The Company will not be required to deliver stock under the NDRSP until any such obligation is satisfied. Neither the establishment of the NDRSP or the awarding of Restricted Stock to a non-employee Director will be considered to give the non-employee Director any right to be retained on, or nominated for reelection to, the Board, or to any benefits or awards not specifically provided for by the NDRSP.\

Nontransferability

The Restricted Stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, and neither the right to receive Restricted Stock nor any interest under the NDRSP may be assigned by a non-employee Director, until such time as the restriction has lapsed in accordance with the terms of the NDRSP.

Amendment and Termination of the NDRSP

The Board may at any time amend or terminate the NDRSP provided that no amendment or termination shall, without the written consent of the affected non-employee Director, adversely affect the non-employee Director's rights under outstanding awards of Restricted Stock. Shareholder approval of any such amendment will be required if it is required under law or any exchange on which are listed any of the Company's equity securities.

Tax Treatment of the NDRSP

The federal income tax consequences of the issuance of awards under the NDRSP are described below. The following information is only a summary of the tax consequences of the awards, and recipients should consult with their own tax advisors with respect to the tax consequences inherent in the ownership of the awards.

A recipient will not be taxed at the date of an award of shares of Restricted Stock under the NDRSP, but will be taxed at ordinary income rates on the fair market value of any Restricted Stock as of the date that the restrictions lapse, unless the recipient, within 30 days after transfer of such Restricted Stock to the recipient, elects under Section 83(b) of the Code to include in income the fair market value of the Restricted Stock as of the date of such transfer. The Company will be entitled to a corresponding deduction. Any disposition of shares after restrictions lapse will be subject to the regular rules governing long-term and short-term capital gains and losses, with the basis for this purpose equal to the fair market value of the shares at the end of the Restricted Period (or on the date of the transfer of the Restricted Stock, if the non-employee Director elects to be taxed on the fair market value upon such transfer). Dividends received by a recipient during the Restricted Period will be taxable to the recipient at ordinary income tax rates and will be deductible by the Company unless the recipient has elected to be taxed on the fair market value of the Restricted Stock upon transfer, in which case they will thereafter be taxable to the non-employee Director as dividends and will not be deductible by the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL #3

OTHER BUSINESS

As of the date of this Proxy Statement, management of the Company is not aware of any matters to be brought before the Annual Meeting other than the matters set forth in this Proxy Statement. However, if other matters properly come before the Meeting, it is the intention of the proxy holders named in the enclosed form of proxy to vote in accordance with their discretion on such matters pursuant to such proxy.

Advance Notice Procedures

Under the Company's By-Laws, no business may be brought before an annual meeting of the Company unless it is specified in the notice of the meeting or is otherwise brought before the meeting by or at the direction of the Board of Directors or by a Shareholder entitled to vote who has delivered advance notice to the Company. The notice must contain certain information specified in the By-Laws and be delivered to the Corporate Secretary of the Company at 103 East Main Street, Bridgeport, West Virginia 26330, not less than 80 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting. These requirements are separate from and in addition to the SEC's requirements that a Shareholder must meet in order to have a Shareholder proposal included in the Company's proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. Under federal proxy rules, if a Shareholder wishes to present such a proposal, but fails to notify the Company by the date required by the Company's By-laws, the proxies solicited by the Board of Directors will include discretionary authority to vote on the Shareholder's proposal in the event the proposal is properly brought before the meeting.

General

The enclosed Proxy is solicited by the Company's Board of Directors. The cost of solicitation of such proxies will be borne by the Company. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable and appropriate expenses incurred by them in sending proxy materials to the beneficial owners of the Company's common stock. In addition to solicitations by mail, directors, officers and employees of the Company may solicit proxies personally, by telephone or by telegraph without additional compensation.

Shareholder Proposals for 2006 Annual Meeting

In order to be included in the Company's proxy statement for the 2006 annual meeting of Shareholders, Shareholder proposals must be received by the Company at its principal executive office on or prior to January 20, 2006. Proposals should be addressed to Corporate Secretary, Petroleum Development Corporation, 103 East Main Street, Bridgeport, West Virginia 26330.

In addition, for any proposal that is not submitted for inclusion in next year's proxy statement, but is instead sought to be presented directly at the 2006 annual meeting of Shareholders, SEC rules permit management to vote proxies in its discretion if the Company (1) receives written notice of the proposal not later than March 25, 2006, nor earlier than March 14, 2006, and advises Shareholders in the 2006 proxy statement about the nature of the matter and how management intends to vote on the matter; or (2) does not receive written notice of the proposal prior to the close of business on March 25, 2006. Notices of intention to present proposals at the 2006 annual meeting of Shareholders should be addressed to Corporate Secretary, Petroleum Development Corporation, 103 East Main Street, Bridgeport, West Virginia 26330.

By Order Of The Board of Directors

Steven R. Williams

Chairman

Dated: May 11, 2005

THE COMPANY WILL PROVIDE WITHOUT CHARGE TO ANY PERSON WHO IS A RECORD OR BENEFICIAL HOLDER OF COMMON STOCK OF THE COMPANY, ON WRITTEN REQUEST OF SUCH PERSON, A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 INCLUDING FINANCIAL STATEMENTS AND SCHEDULES THERETO, WHICH THE COMPANY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. COPIES MAY BE OBTAINED BY WRITING TO CORPORATE COMMUNICATIONS DEPARTMENT, PETROLEUM DEVELOPMENT CORPORATION, P.O. BOX 26, BRIDGEPORT, WEST VIRGINIA 26330.

Petroleum Development Corporation

Proxy Solicited by the Board of Directors For Annual Meeting of Shareholders

The undersigned hereby appoints STEVEN R. WILLIAMS and DARWIN L. STUMP, and either of them, proxies, each with full power to act without the other and with full power of substitution for and in the name of the undersigned at the Annual Meeting of Shareholders of Petroleum Development Corporation (the "Company") to be held on June 10, 2005 at 10:00 A.M. and at any adjournment or postponement thereof to vote all shares of the Common Stock of the Company, held by the undersigned with respect to the following matters or postponement and on such other matters as may properly come before the meeting.

(1) ELECTION OF DIRECTORS

☐ FOR all nominees listed below *(except as marked to the contrary below)*

☐ WITHHOLD AUTHORITY to vote for all nominees listed below

Jeffrey C. Swoveland and David C. Parke
(INSTRUCTION: To withhold authority to vote for any nominee, circle that nominee's name above.)

(2) To ratify the selection of Independent Registered Public Accounting Firm for the Company for the fiscal year ending December 31, 2005.

☐ FOR ☐ AGAINST ☐ ABSTAIN

(3) To approve the 2005 Non-Employee Director Restricted Stock Plan.

☐ FOR ☐ AGAINST ☐ ABSTAIN

(CONTINUED AND TO BE SIGNED ON THE OTHER SIDE)

The undersigned hereby acknowledges receipt of the Notice of Annual Meeting of Shareholders and Proxy Statement for such meeting dated June 10, 2005 and a copy of the Company's 2004 Annual Report.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS AND MAY BE REVOKED PRIOR TO ITS EXERCISE. THIS PROXY, WHEN PROPERLY EXECUTED AND RETURNED, WILL BE VOTED AS DIRECTED HEREIN BY THE UNDERSIGNED

SHAREHOLDER. IF NO DIRECTION IS INDICATED, IT WILL BE VOTED FOR PROPOSALS 1, 2 AND 3.

_____, 2005

(Please sign EXACTLY as your name appears hereon) when signing as a representative capacity, please give full title.

IMPORTANT INFORMATION IS CONTAINED ON OTHER SIDE OF THIS CARD, PLEASE READ BOTH SIDES OF THIS CARD, SIGN, DATE AND RETURN YOUR PROXY PROMPTLY IN THE ENCLOSED ENVELOPE.

Exhibit A - CORPORATE GOVERNANCE GUIDELINES
(Approved January 18, 2005)

The Board of Directors (the "Board") of Petroleum Development Corporation ("PDC" or the "Corporation") has adopted these guidelines to promote the effective functioning of the Board and its committees.

Role of the Board

The business and affairs of PDC are managed by or under the direction of its Board in accordance with Nevada law. The directors' fiduciary duty is to exercise their business judgment in the best interests of PDC's shareholders.

Board Structure

Board Size and Composition. The size of the Board will provide for sufficient diversity among nonemployee directors while also facilitating substantive discussions in which each director can participate meaningfully. The Board size is prescribed by PDC's By-Laws, which currently provide that the Board shall have 7 members. Currently, the Board intends to have 7 members with 2 employee directors and 5 non-employee directors.

Independent Directors. A substantial majority of the Board will consist of directors whom the Board has determined to be independent. In general, an independent director must have no material relationship with PDC, directly or indirectly, except as a director. The Board will determine independence on the basis of the standards specified in the corporate governance rules of the NASDAQ, applicable laws and regulations and other facts and circumstances the Board considers relevant.

Election of Directors. Directors will stand for election at the annual meeting of shareholders for a three year term in three classes of the same size as nearly as possible.

Chairman and CEO. The Board believes it is appropriate and efficient for PDC's Chief Executive Officer (CEO) also to serve as Chairman of the Board. However, the Board retains the authority to separate those functions if it deems such action appropriate in the future.

Lead Director. The non-employee directors shall select a lead director from among their ranks who shall preside at executive sessions.

Term Limits. The Board believes that experience as an PDC director is a valuable asset. Therefore, directors are not subject to term limits except as a result of reaching the Board's mandatory retirement age.

Mandatory Retirement. No director may stand for election after reaching age 72.

Other Directorships. Recognizing the substantial time commitment required of directors, it is expected that directors will serve on the boards of other public companies only to the extent that, in the judgment of the Board, such services do not detract from the directors' ability to devote the necessary time and attention to PDC. In no case will a director serve on the boards of more than two other public companies. The Nominating and Governance Committee will, at least annually, review all directors' service on the boards of other public companies.

Change in Status. To avoid any potential conflict of interest, directors will not accept a seat on any additional public company board without first reviewing the matter with the Nominating and Governance Committee. In addition, a non-employee director will tender his or her resignation for consideration by the Board in the event of retirement or other substantial change in the nature of the director's employment or other significant responsibilities.

Former Officers. The Board does not believe that former officers of PDC should continue to serve on the

Board after they no longer hold that officer position.

Director Selection; Qualifications; Education

Selection. The Board, acting on the recommendation of the Nominating and Governance Committee, will nominate a slate of director candidates for election at each annual meeting of shareholders and will elect directors to fill vacancies, including vacancies created as a result of any increase in the size of the Board, between annual meetings.

Qualifications. The Board maintains separate guidelines describing the desired qualifications for non-employee directors. At least annually, the Nominating and Governance Committee will review these guidelines and make such recommendations to the Board as the Committee may deem appropriate.

Orientation. New non-employee directors will receive a comprehensive orientation from appropriate executives regarding PDC's business and affairs.

Continuing Education. Reviews of aspects of PDC's operations will be presented by appropriate executives from time to time as part of the agenda of regular Board meetings. The Board will also normally conduct an on-site visit to an PDC facility other than the corporate headquarters in conjunction with a regular Board meeting at least once every other year. Directors are encouraged to participate in approved board governance training on a periodic basis. If approved in advance of the training by the Nominating and Governance Committee, the Company will reimburse directors for the cost of such training.

Board Meetings; Director Responsibilities

Number of Regular Meetings. The Board normally holds six regular meetings per year. Additional meetings may be scheduled as required.

Agenda and Briefing Material. An agenda for each Board meeting and briefing materials will, to the extent practicable in light of the timing of matters that require Board attention, be distributed to each director approximately 5 days prior to each meeting. The Chairman will normally set the agenda for Board meetings. Any director may request the inclusion of specific items.

Meeting Attendance. It is expected that each director will make every effort to attend each Board meeting and each meeting of any committee on which he or she sits. Attendance in person is preferred but attendance by teleconference is permitted if necessary.

Director Preparedness. Each director should be familiar with the agenda for each meeting, have carefully reviewed all other materials distributed in advance of the meeting, and be prepared to participate meaningfully in the meeting, and to discuss all scheduled items of business.

Confidentiality. The proceedings and deliberations of the Board and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director, and the CEO will speak for the Corporation.

Non-Employee Director Executive Sessions

An executive session of the independent directors will normally be held immediately following each meeting of the full Board. The Lead Director will preside at the executive sessions' unless, taking into account the subject matter under discussion, the independent directors select another leader for a particular session. Any independent director may raise issues for discussion at an executive session.

Board Self-Evaluation

At least annually, the Board will evaluate its performance and effectiveness.

Committees

Committees. The Board will appoint from among its members committees it determines are necessary or appropriate to conduct its business. Currently, the standing committees of the Board are the Executive Committee, Audit Committee, Nominating and Governance Committee, Compensation Committee, and Qualified Legal Compliance Committee.

Committee Composition. The Nominating and Governance Committee, Audit Committee, and Compensation Committee will consist solely of independent directors. With the exception of the Executive Committee where the Chairman of the Board will also be the Chair, the Nominating and Governance Committee will recommend committee Chairs to the full Board for approval.

Committee Charters. Each of the committees will have a written charter outlining its responsibilities. Charters will be adopted by the Board based on the recommendation of the applicable committee.

Committee Assignments and Rotation. Membership of each committee will be determined by the Board after receiving the recommendation of the Nominating and Governance Committee. Consideration will be given to rotating committee memberships from time to time.

Committee Funding. The Corporation will provide each Board committee with sufficient funds to discharge the committee's responsibilities in accordance with its charter.

Committee Self-Evaluation. At least annually, each of the Board committees will conduct an evaluation of its performance and effectiveness, and will consider whether any changes to the committee's charter are appropriate.

Committee Reports. The Chair of each Board committee will report to the full Board on the activities of his or her committee, including the results of the committee's self-evaluation and any recommended changes to the committee's charter.

CEO Performance Review

At least annually, the independent directors will, in conjunction with the Compensation Committee, review the performance of the CEO in light of the Corporation's goals and objectives.

Succession Planning

At least annually, the Board will review succession plans for the CEO and other senior executives. Succession planning will address both succession in the ordinary course of business and contingency planning in case of unexpected events.

Board Resources

Access to Employees. Non-employee directors will have full access to senior management of the Corporation and other employees on request to discuss the business and affairs of the Corporation. The Board expects that there will be regular opportunities for directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

Authority to Retain Advisors. It is normally expected that information regarding the Corporation's business and affairs will be provided to the Board by PDC management and staff and by the Corporation's Independent Registered Public Accounting Firm. However, the Board has the authority to retain such outside advisors, including accountants, legal counsel, or other experts, as it deems appropriate. The fees and expenses of any such advisors will be paid by the Corporation.

Standards of Business Conduct

PDC has adopted comprehensive standards of business conduct. Each director is expected to be familiar with and to follow these standards. The Nominating and Governance Committee will review any issues arising under the applicable standards of business conduct with respect to an executive officer or director and will report its findings to the full Board. The Board does not envision that any waivers will be authorized.

Communication by Interested Parties with Non-Employee Directors

The Nominating and Governance Committee will maintain procedures for interested parties to communicate with the non-employee directors. Contact information and a description of the procedures for handling these communications will be published in the proxy statement for each annual meeting of shareholders and posted on PDC's internet site.

Non-Employee Director Compensation

Compensation for non-employee directors will be determined by the Board on the recommendation of the Compensation Committee and will be reviewed annually. Non-employee director compensation will be set at a level that is consistent with market practice, taking into account the size and scope of the Corporation's business and the responsibilities of its directors. A substantial portion of the compensation paid to non-employee directors for service on the Board will be paid in stock of the Corporation which must be held until the director retires from the Board.

Shareholder Matters

Voting Rights. Each share of the Corporation's common stock is entitled to one vote. PDC's charter and By-Laws will not impose voting requirements for actions by holders of its common stock higher than the minimum requirements of Nevada law and will not restrict the ability of shareholders to act by written consent.

Annual Meeting Attendance. It is expected that each director will make every effort to attend each annual meeting of shareholders.

Ratification of Auditors. The appointment of Independent Registered Public Accounting Firm will be submitted for ratification by the shareholders at each annual meeting.

Shareholder Proposals Receiving Majority Approval. If a shareholder proposal that is not supported by the Board receives a majority of the votes cast at a meeting at which a quorum is present, the proposal will be reconsidered by the Board. Action taken on the proposal will be reported to shareholders in a timely manner.

Corporate Governance Guidelines Revision

The Nominating and Governance Committee and the Board will review and revise these Corporate Governance Guidelines and related documents as and when appropriate.

Exhibit B - PETROLEUM DEVELOPMENT CORPORATION
2005 NON-EMPLOYEE DIRECTOR RESTRICTED STOCK PLAN

Section 1. ***Introduction***

1.1 *The Plan; Effective Date; Duration.* This Petroleum Development Corporation 2005 Non-Employee Director Restricted Stock Plan (the "Plan"), shall be effective as of June 10, 2005 ("Effective Date"). The Plan shall continue in effect until all awards have been granted covering all available shares of Stock (as hereinafter defined) or until the termination of the Plan. For purposes of the Plan, a "non-employee director" shall mean any director of the Corporation (as hereinafter defined) who is not an employee of the Corporation or any of its affiliates or subsidiaries.

1.2 *Purpose*. The purpose of the Plan is to provide each non-employee member ("Director") of the Board of Directors (the "Board") of Petroleum Development Corporation, a Nevada corporation (the "Corporation") with awards of shares of common stock, par value $.01 per share or other successor security ("Stock") of the Corporation, subject to the restrictions and other provisions of the Plan ("Restricted Stock"). It is intended that the Plan will (a) permit Directors to increase their stock ownership and proprietary interest in the Corporation and enhance their identification with the interests of the Corporation's stockholders ("Stockholders"), (b) provide a means of compensating Directors that will help attract qualified candidates to serve as Directors, and (c) induce incumbent Directors to continue to serve if the Board desires that they remain on the Board.

1.3 Shares of Stock Available Under the Plan.

a. Subject to any adjustments made pursuant to Section 1.3(c), the aggregate number of shares of Stock that may be issued under the Plan shall be 40,000. No fractional shares of Stock will be issued under the Plan.

b. Shares of Stock awarded under the Plan may be (i) authorized but unissued shares of Stock, (ii) previously issued shares of Stock reacquired by the Corporation, including shares purchased in the open market, or (iii) a combination thereof.

c. As determined by the Compensation Committee of the Board or such other committee of directors (the "Committee") as may be designated by the Board, in their best judgment, appropriate and equitable adjustment shall be made in the number of shares of Stock available under the Plan and covered by Plan awards in the event of any recapitalization, reorganization, merger, consolidation, spin-off, combination, repurchase, exchange of shares or other securities of the Corporation, stock split, reverse stock split, stock dividend, extraordinary dividend, liquidation, dissolution, or other similar corporate transaction or event affecting the Corporation.

Section 2. *Restricted Stock Awards*

2.1 Award Dates

a. As of the date of each annual meeting of Stockholders ("Annual Meeting"), commencing with the 2005 Annual Meeting, each Director shall be awarded such number of shares of Restricted Stock as determined by the Board, after consideration of the recommendation of the Committee. Directors may, but need not be, awarded the same number of shares of Restricted Stock.

b. A Director who is elected to the Board on a date other than the date of an Annual Meeting shall be awarded such number of shares of Restricted Stock as

of such date of election as determined by the Board, after consideration of the recommendation of the Committee.

    c.   The Board will cause the amount of the award for the plan year commencing upon the next Annual Meeting to be disclosed in the Corporation's proxy statement for that Annual Meeting.

2.2   *Issuance of Stock*. Subject to Section 2.7(c), as promptly as practical after the date as of which an award is made, the Corporation shall issue a certificate ("Certificate"), registered in the name of the Director receiving an award, representing the number of shares of Restricted Stock covered by the Director's award.

2.3   *Rights of Holders of Restricted Stock*. Upon issuance of a Certificate, the Director in whose name the Certificate is registered shall, subject to the provisions of the Plan including Section 2.7(b), have all of the rights of a Stockholder with respect to the shares of Restricted Stock represented by the Certificate, including the right to vote the shares and receive cash dividends and other cash distributions thereon.

2.4   *Restricted Period.* Restricted Stock shall be subject to the restrictions set forth in Sections 2.5 and 2.7 of the Plan and the other provisions of the Plan for a period (the "Restricted Period") commencing on the date as of which the Restricted Stock is awarded (the "Award Date") and ending on the earliest of the first to occur of the following:

    a.   the retirement of the Director from the Board in compliance with the Board's retirement policy as then in effect;

    b.   the termination of the Director's service on the Board as a result of the Director's not being nominated for reelection by the Board;

    c.   the termination of the Director's service on the Board because of the Director's resignation or failure to stand for reelection with the consent of the Corporation's Board (which means approval by at least 80% of the directors voting, with the affected Director abstaining);

    d.   the termination of the Director's service on the Board because the Director, although nominated for reelection by the Board, is not reelected by the Stockholders;

    e.   the termination of the Director's service on the Board because of (i) the Director's resignation at the request of the Nominating and Governance Committee of the Board, (ii) the Director's removal by action of the Stockholders or by the Board, or (iii) a Change in Control of the Corporation. A "Change in Control" of the Corporation is deemed to have occurred as of the first day that any one or more of the following conditions shall have been satisfied:

        (1)   the "Beneficial Ownership" of securities representing more than thirty-three percent (33%) of the combined voting power of the Corporation is acquired by any "person" as defined in Section 13(d) and 14(d) of the Securities Exchange Act of 1934 (other than the Corporation, any trustee or other fiduciary holding securities under an employee benefit plan of the Corporation, or any corporation owned, directly or indirectly, by the stockholders of the Corporation in substantially the same proportions as their ownership of stock of the Corporation); or

        (2)   the Stockholders of the Corporation approve a definitive agreement to merge or consolidate the Corporation with or into another corporation or to sell or otherwise dispose of all or substantially all of its assets, or adopt a plan of liquidation; or

        (3)   during any period of three consecutive years, individuals who at the beginning of such period were members of the Board cease for any

reason to constitute at least a majority thereof (unless the election, or the nomination for election by the Corporation's Stockholders, of each new director was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of such period or whose election or nomination was previously so approved); or

f. the termination of the Director's service on the Board because of Disability or death. "Disability" shall have the meaning ascribed to such term in the Corporation's governing long-term disability plan, or if no such plan exists, at the discretion of the Committee, as hereinafter defined.

Section 2.4(a) through (f) above are subject to the further restriction that a removal or resignation for "Cause" will not be deemed to constitute completion of the Restricted Period, but will result in a forfeiture under Section 2.5. For purposes of this Plan, "Cause" shall be a good faith determination of the Board that the Director (i) failed to substantially perform his duties (other than a failure resulting from his incapacity due to physical or mental illness) after a written demand for substantial performance has been delivered to him by the Board, which demand specifically identifies the manner in which the Board believes he has not substantially performed his duties; (ii) has engaged in conduct the consequences of which are materially adverse to the Corporation, monetarily or otherwise; or (iii) has pleaded guilty to or been convicted of a felony. The Director shall not be deemed to have been terminated for Cause unless there shall have been delivered to the Director a letter setting forth the reasons for the Corporation's termination of the Director for Cause and the Director has failed to cure such reason for termination within thirty (30) days of the receipt of such notice.

2.5 *Forfeiture of Restricted Stock.* As of the date ("Termination Date") a Director ceases to be a member of the Board for any reason, including but not limited to removal or resignation for Cause, the Director shall forfeit to the Corporation all Restricted Stock awarded to the Director for which the Restricted Period has not ended pursuant to Section 2.4 as of or prior to the Termination Date.

2.6 *Release of Restricted Stock.* Upon completion of the Restricted Period, as provided in Section 2.4, Restricted Stock shall be released to the Director, free and clear of all restrictions and other provisions of the Plan, on the first business day immediately following the last day of the Restricted Period with respect to such Restricted Stock.

2.7 *Restrictions.* Restricted Stock shall be subject to the following restrictions during the Restricted Period:

a. The Restricted Stock shall be subject to forfeiture to the Corporation as provided in Section 2.5 of the Plan.

b. The Restricted Stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, and neither the right to receive Restricted Stock nor any interest under the Plan may be assigned by a Director, and any attempted assignment shall be void.

c. Each Certificate representing shares of Restricted Stock shall be held by the Corporation and shall, at the option of the Corporation, bear an appropriate restrictive legend and be subject to appropriate "stop transfer" orders. The Director shall deliver to the Corporation a stock power endorsed in blank to the Corporation.

d. Any additional Stock or other securities or property (other than cash) that may be issued with respect to Restricted Stock as a result of any stock dividend, stock split, business combination or other event, shall be subject to the restrictions and other provisions of the Plan.

e.   The issuance of any Restricted Stock award shall be subject to and contingent upon (i) completion of any registration or qualification of the Stock under any federal or state law or governmental rule or regulation that the Corporation, in its sole discretion, determines to be necessary or advisable; and (ii) the execution by the Director and delivery to the Corporation of (A) any agreement reasonably required by the Corporation, and (B) the stock power referred to in Section 2.7(c).

2.8   *Tax Withholding*. The Corporation will have the right to withhold from any settlement of Stock made under the Plan (or deemed settlement due to an Internal Revenue Code ("Code") Section 83(b) election) any federal, state, or local taxes of any kind subsequently required by law to be withheld or paid by the Corporation on behalf of a Director with respect to such settlement. In the event any such taxes are imposed, the subject Director will be required to make arrangements satisfactory to the Corporation for the satisfaction of any such withholding tax obligation. The Corporation will not be required to deliver Stock under the Plan until any such obligation is satisfied.

2.9   *Effect of Tax Election*. In the event any Director makes a timely election under Code Section 83(b) with respect to any award, the Stock will be deemed (for income tax purposes) to be transferred to the Director effective as of the Award Date (and any obligation for withholding tax liability imposed by subsequent changes in tax laws that would be due as of the Award Date). However, such an election will not affect the restrictions or terminate the Restriction Period for such award.

Section 3.   *General Provisions*

3.1   *Administration*. The Plan shall be administered by the Committee. The Committee shall have full power, discretion and authority to interpret and administer the Plan, except that the Committee shall have no power to (a) determine the eligibility for awards of Restricted Stock or the number of shares of Restricted Stock to be awarded or the timing or value of awards of Restricted Stock to be awarded to any Director, or (b) take any action specifically delegated to the Board under the Plan. The Committee's interpretations and actions shall, except as otherwise determined by the Board, be final, conclusive and binding upon all persons for all purposes. The Committee may employ such legal counsel, consultants and agents as it may deem desirable for the administration of the Plan, and may rely upon any advice or opinion received from any such counsel or consultant and any computation received from any such consultant or agent. Expenses incurred by the Committee in the engagement of such counsel, consultant or agent shall be paid by the Corporation.

3.2   *No Retention Rights.* Neither the establishment of the Plan or the awarding of Restricted Stock to a Director shall be considered to give the Director the right to be retained on, or nominated for reelection to, the Board, or to any benefits or awards not specifically provided for by the Plan.

3.3   *Interests Not Transferable.* Except as to withholding of any tax required under the laws of the United States or any state or locality, no benefit payable at any time under the Plan shall be subject in any manner to alienation, sale, transfer, assignment, pledge, attachment, or other legal process, or encumbrance of any kind. Any attempt to alienate, sell, transfer, assign, pledge, attach or otherwise encumber any such benefits whether currently or thereafter payable, shall be void. No benefit shall, in any manner, be liable for or subject to the debts or liabilities of any person entitled to such benefits. If any person shall attempt to, or shall alienate, sell, transfer, assign, pledge or otherwise encumber such person's benefits under the Plan, or if by reason of such person's bankruptcy or any other event, such benefits would devolve upon any other person or would not be enjoyed by the person entitled thereto under the Plan, then the Committee, in its discretion, may terminate the interest in any such benefits of the person entitled thereto under the Plan and hold or apply them to or for the benefit of such person entitled thereto under the Plan or such person's spouse, children or other dependents, or any of them, in such manner as the Committee may deem proper.

3.4   *Amendment and Termination*. The Board may at any time amend or terminate the Plan; provided that:

a.   no amendment or termination shall, without the written consent of a Director, adversely affect the Director's rights under outstanding awards of Restricted Stock; and

b.   Stockholder approval of any amendment shall be required if Stockholder approval is required under applicable law or the listing requirements of any national securities exchange or Nasdaq on which are listed any of the Corporation's equity securities.

3.5   *Severability*. If all or any part of the Plan is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not serve to invalidate any portion of the Plan not declared to be unlawful or invalid. Any Section or part hereof so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part thereof to the fullest extent possible while remaining lawful and valid.

3.6   *Controlling Law.* The law of West Virginia, except with reference to the Code or Federal securities law, shall be controlling in all matters relating to the Plan.

3.7   *Stockholder Approval*. The Plan will be submitted for approval by Corporation's Stockholders at the Corporation's 2005 annual meeting of stockholders and, if not so approved, will be deemed terminated immediately following the meeting.

PETROLEUM DEVELOPMENT CORPORATION
2005 NON-EMPLOYEE DIRECTOR RESTRICTED STOCK PLAN

DESIGNATION OF BENEFICIARY
(Please type or print)

Name of Director: Marital Status: Single:
Social Security No.:   Married:

I hereby revoke any previous designation(s) of beneficiary made by me with respect to amounts payable by Petroleum Development Corporation (the "Corporation") under the Corporation's 2005 Non-Employee Director Restricted Stock Plan in the event of my death; and I hereby designate the following person(s) or entity to receive, upon my death, any such amounts:

Primary Beneficiary or Beneficiaries:

Name: Share: %   Relationship: Birth Date:
Address: SS #

Name: Share: %   Relationship: Birth Date:
Address: SS #

Contingent Beneficiary or Beneficiaries (if your Primary Beneficiary(ies) all predecease you):

Name: Share: %   Relationship: Birth Date:
Address: SS #

Name: Share: %   Relationship: Birth Date:
Address: SS #

Date: Director's Signature